deltathree, Inc.

1 Bridge Plaza

Ft. Lee, NJ 07024

June 23, 2015

VIA EDGAR

David L. Orlic

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	deltathree, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 14, 2015 File No. 000-28063 Schedule 13E-3 filed by the Company, D4 Holdings, LLC et al. Filed May 14, 2015 File No. 005-57701

Dear Mr. Orlic:

This letter sets forth the response of deltathree, Inc. (the “Company”) to the comments contained in the letter dated June 5, 2015 (the “Comment Letter”) from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. Efraim Baruch, Chief Executive Officer of the Company with respect to the above-referenced filings.

The numbered paragraphs below correspond to the same numbered paragraphs in the Comment Letter.

1.	Please provide the information required by Items 1004(e), 1007, 1016(b) and 1014(d) of Regulation M-A.

Contemporaneously with this response, the Company will supplement the definitive Information Statement filed with the Commission on June 5, 2015 (the “Definitive Information Statement”) to include the information required by Items 1004(e), 1007 and 1014(d) of Regulation M-A. Based on discussions with the Commission, our response to Item 1016(b) of Regulation M-A in the Definitive Information Statement was sufficient.

2.	Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3.

Contemporaneously with this response, the Company will supplement the Definitive Information Statement to include summary financial information as described in Item 1010(c) of Regulation M-A.

3.	Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Contemporaneously with this response, the Company will supplement the Definitive Information Statement to include a section entitled “Special Factors”.

4.	Please provide the information required by Item 1014(a) of Regulation M-A. While you disclose that the board of directors determined that the transaction was “in the best interests of deltathree and its stockholders,” the item requires that both the subject company and affiliates filing the statement state whether they reasonably believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. While we understand that your position may be that you are voluntarily filing on Schedule 13E-3, we believe that you should comply with this and all other applicable items.

Contemporaneously with this response, the Company will supplement the Definitive Information Statement to include a statement concerning the fairness of the transaction to unaffiliated security holders.

5.	Please disclose whether the filing persons considered current and historical market prices. If not, please disclose the reasons for not considering these factors. See Instruction 2 to Item 1014 of Regulation M-A.

Contemporaneously with this response, the Company will supplement the Definitive Information Statement to include a statement concerning the filing persons’ consideration of current and historical market prices.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact the Company’s counsel, Mark J. Wishner of Greenberg Traurig, LLP, at (703) 749-1352.

Very truly yours,

/s/ Efraim Baruch

Efraim Baruch
Chief Executive Officer

cc: Mark J. Wishner, Esq., Greenberg Traurig, LLP